Filed pursuant to Rule 433
Registration Statement No. 333-164563

TRANSCIPT OF ZION OIL & GAS, INC.
PROMOTIONAL VIDEO
(Video is Viewable at http://www.youtube.com/watch?v=HGpwr0y3H0Q)

Richard Rinberg, Chief Executive Officer Zion Oil & Gas, Inc.: Originally, when we identified that the Ma’anit structure required a very deep well, approximately 20,00 feet, we looked virtually world wide for a suitable rig.  We identified one in Ankara, and in fact, I flew to Ankara to look at the rig.  Aladdin Middle East, who owned the rig, agreed to refurbish the rig so that is was suitable for our purposes.  They did that; it took almost a year.  That rig was then imported into Israel on a temporary basis and drilled our most recent well, the Ma’anit #2 well.

Bill Ottaviani, President and Chief Operating Officer Zion Oil & Gas, Inc.:  I’m Bill Ottaviani, President and Chief Operating Officer of Zion Oil and Gas.  The United States Geological Survey has just published a report recently that has declared substantial quantities of oil and gas in this region.  Now, why did they publish this report at this time?  Well, I believe certainly it has something to do with the growth of the industry and the emergence of its significance in this region.

Richard Rinberg: We recovered some crude oil.  I have that oil on my desk.  My belief is that where there is a little bit of oil there is a lot more.

Bill Ottaviani: This piece of drilling equipment is certainly not your run of the mill equipment.  This can take us to depths that have not been reached before in this part of Israel.  It has the horsepower and the capability to drill the type of well that we need to drill to find the oil and the gas that we believe exists beneath the surface of the earth here in Israel.

Richard Rinberg: We’re at a key point now in Zion’s development.  We need to answer the question, “How are you going to drill the wells in the future?”  We plan to establish a new company, a subsidiary of Zion Oil & Gas, called Zion Drilling.  Zion’s geologists and also independent reports have established that the hydrocarbons onshore Israel are almost certainly at a great depth.  We believe that we need to get to approximately 20,000 feet in order to achieve success.  We need to buy that rig.  We need to be able to secure it permanently in Israel in order to be able to drill well after well after well.  I have little doubt that if we drill consistently, ultimately we will get to where we want to get to.

Bill Ottaviani: We are on the cusp of a new frontier in the industry here in Israel.  The opportunity for discovery is endless.  The potential for finding new oil and gas reserves has never been greater.   When you think about the notion that success begets success, you would agree with me that here in Israel is the time and place for those new discoveries to occur.

Filed pursuant to Rule 433
Registration Statement No. 333-164563

Richard Rinberg: We’ve recently signed a Memorandum of Understanding (MOU) with Aladdin Middle East.

Cetin Mumcuoglu, General Manager, Aladdin Middle East, Ltd.: Today we entered into a different phase of activity together with Zion.  We signed a MOU to establish a joint drilling company in Israel.

Richard Rinberg: The Memorandum of Understanding outlines how we’re going to secure the drilling rig on a permanent basis in Israel.  Zion will pay Aladdin Middle East $7 million dollars.  The drilling rig will then become the property of a new company called Zion Drilling.  Zion Drilling will be a subsidiary of Zion Oil and Gas, 51% owned by Zion Oil & Gas and the other 49% will be owned by Aladdin Middle East who will look after the rig on a day-to-day basis.  The main point being, that Zion will then have secured a 2,000 horsepower drilling rig in Israel on a permanent basis which will allow us to drill to the depths that we need drill to in order to recover the hydrocarbons, the oil and gas, that we believe is deep under Israel’s surface.

Cetin Mumcuoglu: We hope this partnership will grow us in a short time and we will at the end we will most possibly will see the success of discovery on land.

Bill Ottaviani: Just recently, substantial new gas discoveries were found offshore Israel.  Once we have secured the rig that you see behind me, we will then be in a position to essentially control our destiny, no longer bound by having to find this critical piece of equipment.  We will control it, a critical key part of development activity here in Israel.

Richard Rinberg:  Here, I’m standing underneath the rig.  This well was drilled down to approximately 19,000 feet and the bottom section of the well wasn’t cased and out of that uncased section, when we were swabbing, this is a sample of crude oil.  And that’s exactly what we’re looking for.  You can see it’s viscous, it’s black and it smells very much of oil.  This is physical evidence that makes us very, very optimistic, as far as we’re concerned, that this license area is one that has hydrocarbons ready to yield up, but again, it’s deep and therefore, we need a rig that can drill to 20,000 feet as this rig can do.

FORWARD LOOKING STATEMENTS:
Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME (the current owner of the drilling rig) with respect thereto, the sufficiency of cash reserves, ability to raise additional capital, the timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Filed pursuant to Rule 433
Registration Statement No. 333-164563

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).